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11 May 2005

File No. 040006-0000

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America


05008340

82-34770

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled *Yara with growth in a strong market* dated 6 May, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,



Tom Murphy
LATHAM & WATKINS

Enclosure





Yara with growth in a strong market

Oslo (2005-05-06): Yara International ASA reports strong results for the first quarter. Fertilizer (urea) prices increased to historically high levels. Four new growth initiatives position Yara for the fertilizer market of the future.

Yara reports for the first quarter a net income after minority interest of NOK 917 million (NOK 2.90 per share), compared with NOK 985 million (NOK 3.08 per share) in the first quarter last year. Excluding net foreign exchange gain/losses, the result was approximately NOK 3.31 per share compared with NOK 2.46 per share in first quarter 2004. First quarter operating income was NOK 1,271 million compared with NOK 1,049 million in the same quarter last year. EBITDA for the quarter was NOK 1,866 million compared with NOK 1,582 million in the first quarter last year.

"We have continued to improve our competitive position gaining further market share in Europe," says Thorleif Enger, President and CEO of Yara International ASA, who is pleased with another quarter with strong results. "And with our four new growth initiatives; SQM, Qafco-5, Rossosh and Burrup; we are well positioned to further improve our competitiveness both in terms of cost of production and global positioning in the market," says Mr. Enger.

All three business segments at Yara performed well during the first quarter. Both the Downstream business segment (market and distribution) and the Industrial segment improved their EBITDA compared with the same quarter last year. Upstream (global plants) kept their EBITDA level similar to first quarter last year, even though energy cost for the European plants increased.

Continued strong demand has kept nitrogen fertilizer prices at a high level, well above swing producers' cash cost. In China, recent tax changes have reduced urea exports and improved domestic consumption. Low grain inventories in both China and India, support good fundamentals for fertilizer demand. Going forward, the fertilizer market is expected to remain tight due to strong demand.

All accounting figures since 1 January 2004 have now been restated to IFRS (International Financial Reporting Standards). There are no significant changes to cash flow figures, and overall changes in Yara's accounting numbers are small.

For further information
The entire quarterly report and the presentation material used during the press and analyst conference are available on
http://www.yara.com/en/investor_relations/financial_reports/

Financial calendar
19 May: General meeting
15 July: Second quarter results
21 October: Third quarter results
30 November: Capital Markets Day

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
